UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                -------------

                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                -------------

                             ECHO BAY MINES LTD.
                               (NAME OF ISSUER)
                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                 278 751 102
                                (CUSIP NUMBER)
                                -------------

                              SHARON E. DOWDALL
                VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                   FRANCO-NEVADA MINING CORPORATION LIMITED
                             SUITE 1900, BOX 2005
                           20 EGLINTON AVENUE WEST
                           TORONTO, ONTARIO M4R 1K8
                                (415) 480-6496
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                -------------

                                   Copy to:
                                BRITT D. BANKS
                VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          NEWMONT MINING CORPORATION
                             1700 LINCOLN STREET
                            DENVER, COLORADO 80203
                                (303) 863-7414

                              FEBRUARY 16, 2002
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                               (Page 1 of 7 pages)


                              --------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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

------------------------------                                -------------------------------
CUSIP NO. 278 751 102                       13D                       (PAGE 2 OF 7)
------------------------------                                -------------------------------

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  1   NAME OF REPORTING PERSONS
      Franco-Nevada Mining Corporation Limited

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)  [ ]
                                                                               (b)  [ ]
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                          [ ]
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
---------------------------------------------------------------------------------------------
NUMBER OF SHARES  7  SOLE VOTING POWER
  BENEFICIALLY       Franco-Nevada has the right to acquire up to 261.6 million common
    OWNED BY         shares of Echo Bay Mines Ltd. ("Echo Bay") on conversion of the
 EACH REPORTING      US$72.4 million principal amount of 11% Subordinated Debt Securities
  PERSON WITH        due 2027 ("Capital Securities") of Echo Bay currently held by it.
                     The conversion is subject to the approval of Echo Bay
                     shareholders and, among other things, is conditional on
                     98.8% of all Capital Security holders agreeing to convert
                     on the same terms, the consent of Echo Bay's bankers and
                     necessary regulatory approvals. If all outstanding Capital
                     Securities are converted on the proposed basis and
                     Franco-Nevada retains its US$72.4 million in principal
                     amount of Capital Securities they will be converted to
                     261.6 million Echo Bay common shares or 52% of the then
                     current issued and outstanding common shares. Franco-Nevada currently intends that it will hold no more than a 49.5%
                     interest in Echo Bay common shares following conversion.
                     Pursuant to Rule 13d-3 the percentage of beneficial
                     ownership would increase to approximately 65% assuming no
                     conversion of Capital Securities by any other holder than
                     Franco-Nevada. As noted above, one of the conditions to the conversion is the requirement that 98.8% of all Capital
                     Security holders agree to convert on the same terms.
                 ----------------------------------------------------------------------------
                  8  SHARED VOTING POWER
                     N/A
                 ----------------------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                     Please see item 7 above
                 ----------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     N/A
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Please see item 7 above
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                               [ ]
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Please see item 7 above
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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------------------------------                                -------------------------------
CUSIP NO. 278 751 102                       13D                       (PAGE 3 OF 7)
------------------------------                                -------------------------------

---------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)  [ ]
                                                                               (b)  [ ]
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                          [ ]
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------------------------------------------------------------------------------
NUMBER OF SHARES  7  SOLE VOTING POWER
  BENEFICIALLY       Franco-Nevada is a wholly-owned subsidiary of Newmont Mining
    OWNED BY         Corporation.  Franco-Nevada has the right to acquire up to 261.6
 EACH REPORTING      million common shares of Echo Bay Mines Ltd. ("Echo Bay") on
  PERSON WITH        conversion of the US$72.4 million principal amount of 11% Subordinated
                     Debt Securities due 2027 ("Capital Securities") of Echo Bay
                     currently held by it. The conversion is subject to the
                     approval of Echo Bay shareholders and, among other things, is conditional on 98.8% of all Capital Security holders
                     agreeing to convert on the same terms, the consent of Echo
                     Bay's bankers and necessary regulatory approvals. If all
                     outstanding Capital Securities are converted on the
                     proposed basis and Franco-Nevada retains its US$72.4
                     million in principal amount of Capital Securities they will be converted to 261.6 million Echo Bay common shares or 52%
                     of the then current issued and outstanding common shares.
                     Franco-Nevada currently intends that it will hold no more
                     than a 49.5% interest in Echo Bay common shares following
                     conversion. Pursuant to Rule 13d-3 the percentage of
                     beneficial ownership would increase to approximately 65%
                     assuming no conversion of Capital Securities by any other
                     holder than Franco-Nevada. As noted above, one of the
                     conditions to the conversion is the requirement that 98.8%
                     of all Capital Security holders agree to convert on the
                     same terms.
                 ----------------------------------------------------------------------------
                  8  SHARED VOTING POWER
                     N/A
                 ----------------------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                     Please see item 7 above
                 ----------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     N/A
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Please see item 7 above
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                               [ ]
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Please see item 7 above
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



    This Amendment No. 1 filed on March 4, 2002 amends, supplements and restates in their entirety the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Franco-Nevada Mining Corporation Limited, a corporation incorporated under the laws of Canada ("Franco-Nevada"), filed on September 17, 2001 with respect to the shares of common stock, no par value ("Common Stock") of Echo Bay Mines Ltd., a corporation incorporated under the laws of Canada (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

    Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

    Franco-Nevada Mining Corporation Limited ("Franco-Nevada"), a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

            Suite 1900, Box 2005
            20 Eglinton Avenue West
            Toronto, Ontario  M4R 1K8
            Canada

    Newmont Mining Corporation ("Newmont" and together with Franco-Nevada, the "Reporting Persons"), a Delaware corporation, is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

            1700 Lincoln Street
            Denver, Colorado 80203

    On February 16, 2002, pursuant to that certain Arrangement Agreement, dated as of November 14, 2001 (the "Arrangement Agreement"), between Newmont and Franco-Nevada, Newmont, through certain subsidiaries, acquired all of the outstanding common shares of Franco-Nevada and Franco-Nevada became a wholly owned, indirect subsidiary of Newmont.

    During the last five years, none of the Reporting Persons and or the current officers or directors of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 -- Agreement between Franco-Nevada and the
                       Issuer, dated September 5, 2001, incorporated herein by reference to the Exhibit filed with the
                       Schedule 13D.

       Exhibit 99.2 -- Joint Filing Agreement.

                                    SIGNATURE
                                    ---------

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2002

                              FRANCO-NEVADA MINING CORPORATION LIMITED



                                    By:      /S/ SHARON E. DOWDALL
                                          --------------------------------------
                                          Name:  Sharon E. Dowdall
                                          Title: Vice President, General Counsel
                                                 Secretary





                              NEWMONT MINING CORPORATION



                                    By:      /S/ BRITT D. BANKS
                                          --------------------------------------
                                          Name:  Britt D. Banks
                                          Title: Vice President, General Counsel
                                                 Secretary

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1 --  Agreement between Franco-Nevada and the
                 Issuer, dated September 5, 2001, incorporated herein by reference to the Exhibit filed with the
                 Schedule 13D.

Exhibit 99.2 --  Joint Filing Agreement.